March 29, 2005

Via U.S. Mail

Alan L. Boeckmann
Chief Executive Officer
Fluor Corporation
One Enterprise Drive
Aliso Viejo, California 92656

RE:		Fluor Corporation
      Form 10-K for the fiscal year ended December 31, 2004
		File No. 1-16129

Dear Mr. Boeckmann:

      We have limited our review of your Form 10-K to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and will make no further review of the
Form 10-K. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General -

We note that in Exhibit 21 to its 10-K for the fiscal year ended December 31, 2004, the Company lists both tier II and tier III subsidiaries named Fluor Iran. In light of the fact that Iran has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the
U.S. Treasury Department`s Office of Foreign Assets Control, please describe for us the extent of the Company`s operations in, or contacts with, Iran; the materiality to the Company of any such operations or contacts; and your view as to whether those operations or contacts constitute a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company`s reputation and share value, that a reasonable investor would deem important in making an investment decision.

On page 1 of its 10-K, the Company states that it is a "primary service provider to the United States federal government." On page
11 of its 10-K, the Company states that "[o]perating in the international marketplace exposes us to a number of risks" including
"United States government policies", and "international hostilities".
It also notes that it faces "significant risk due to civil strife, acts of war, terrorism and insurrection." Please also tell us whether the Company`s operations in, or contacts with, Iran, if any, could adversely affect its position as a service provider to the U.S.
government, and discuss for us the nature and extent of any such potential adverse effect.

Closing

      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 942-7896 if you have any questions about the comment or our review. You may also contact me at (202) 942-7817.


								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	Pamela Long
		Assistant Director
		Division of Corporation Finance
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Alan L. Boeckmann
Fluor Corporation
March 29, 2005
Page 1









UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0507

         DIVISION OF
CORPORATION FINANCE